NEWS RELEASE

DEEPEST HGZ MULTI-OUNCE INTERSECTION OF GOLD, YET
2.11 OUNCES per TON over 48 FEET
BEST INTERSECTION: 39.98 OUNCES per TON over 34.1 Feet
EXPANSION ON TARGET

(All assay values are uncut) (All dollar amounts in US$)

Toronto, September 22, 2003, GOLDCORP INC. (GG: NYSE; G: TSX) is pleased to announce encouraging exploration results from its Red Lake Mine, in northwestern Ontario, Canada. Multiple zones of multi-ounce gold mineralization continue to be encountered at greater depths. This type of mineralization is a characteristic of the upper areas of the High Grade Zone (HGZ), where the richest concentrations of gold have been found, to-date. In addition, the dimensions of HGZ and Sulphide Mineralization (SZ) in all of the target areas continue to expand. Also, the mine expansion and construction of the new shaft is moving forward quickly.

Highlights of the exploration results are summarized below:

  The deepest multiple ounce occurrence of the HGZ ever encountered: 2.11 ounces of gold per ton (opt) (72.4 grams per tonne (gpt)) over 48 feet (ft) (14.63 metres (m)) at a vertical depth of 7,165 ft (2184 m). This intersection indicates the HGZ now extends below the planned bottom of the new shaft (7,150 ft or 2180 m).

  Multiple zones of high grade mineralization were encountered beneath current reserves. The best values were found within a 134 ft (40.84 m) interval containing four intersections of the HGZ that included 16.46 opt (564.3 gpt) over 22 ft (6.71 m), and 3.24 opt (111.1 gpt) over 33.5 ft (10.21 m).

  The extremely high grade nature of the Hanging Wall Zones beneath the current reserves was confirmed by intersections of up to 39.98 opt (1,370.7 gpt) over 34.1 ft (10.39 m).

  The HGZ was identified 260 ft (79 m) east of its previously identified eastern limits with intersections of up to 3.52 opt (120.7 gpt) over 7.4 ft (2.26 m) at a vertical depth of 7,112 ft (2,168 m).

  The deepest intersection of Sulphide Mineralization ever, was obtained at a vertical depth of 7,300 ft (2,225 m), some 3,000 ft (920 m) below where it was last mined.

CONTINUING EXPLORATION SUCCESS!

HIGH GRADE ZONE (HGZ)

Objective to increase ounces per vertical foot

In the upper 1,200 ft (366 m) of the HGZ, to a depth of 5,500 ft (1,676 m), which is the area which has received the most intensive exploration efforts, the average gold content (including mined material) is

3,500 ounces of gold per vertical foot. Below this, the HGZ has been shown to extend deeper for at least an additional 1,900 ft (579 m). However the HGZ in this lower area is less explored and so far, the gold content (including mined material) is lower at

1,500 ounces of gold per vertical foot. The recent discovery of multiple zones of multi-ounce, high grade mineralization at depth indicates that the gold content is increasing and with it the possibility to increase the reserve and resource base of the HGZ.

Hanging Wall Zones

Deepest Intersection of Multi-Ounce Mineralization 2.11 opt (72.4 gpt) over 48 ft (14.63 m)

Hole 37L034IW intersected 2.11 opt (72.4 gpt) over 48 ft (14.63 m) at a vertical depth of 7,165 ft (2,184 m) in the Hanging Wall Zones of the HGZ. This is the deepest intersection of multi-ounce mineralization yet obtained in the HGZ. This result is significant as it indicates the HGZ continues at least to the planned depth (7,150 ft or 2,180 m) of the new shaft and further suggests the likelihood that it is continuous at depths below this.

HGZ 260 ft (79 m) East of Previous Limits 3.52 opt (120.7 gpt) over 7.4 ft (2.26 m)

Hole 37L460AW intersected 3.52 opt (120.7 gpt) over 7.4 ft (2.26 m) at a vertical depth of 7,112 ft (2,168 m), 260 ft (79 m) east of the previously defined eastern limits of the Hanging Wall Zones. This hole is significant since it is the second deepest occurrence of multi-ounce mineralization in the HGZ and it suggests the possibility that the dimensions of the mineralization increase at depth either through increased lateral continuity or increased structural complexity, or possibly a combination of both.

Continuity Confirmed at Depth
Extremely High Grade and Multiple Zones.
Up to 39.98 opt (1,370.7 gpt) over 34.1 ft (10.39 m)!

Exploration below the limits of reserves (6,475 ft or 1,974 m) has been successful in establishing the continuity of the Hanging Wall Zones of the HGZ, and confirming the extremely high grade nature of this mineralization over substantial thicknesses.

For example hole 37L422A intersected 39.98 opt (1,370.7 gpt) over 34.1 ft (10.39 m) at a vertical depth of 6,480 ft (1,975 m). In addition hole 37L464 intersected multiple zones of high grade mineralization to a maximum depth of 6,800 ft (2,073 m). This latter hole encountered four zones of mineralization over a length of 134 ft (40.84 m) which included 16.46 opt (564.3 gpt) over 22 ft (6.71 m), 5.61 opt (192.3 gpt) over 5.0 ft (1.52 m), and 3.24 opt (111.1 gpt) over 33.5 ft (10.21 m).

The occurrence of multiple zones of high grade mineralization has increased with the intensity of drilling at depth. It potentially indicates increased structural complexity at depth, which is a feature of the upper areas of the HGZ where it is richest.

Footwall Zones

Extended 100 ft (30.50 m) vertically
Up to 2.00 opt (68.6 gpt) over 7.1 ft (2.16 m)

The most recent results have demonstrated that these zones extend for at least an additional 100 ft (30.5 m) to a vertical depth of 6,250 ft (1,905 m). Among the more significant intersections were 2.00 opt (68.6 gpt) over 7.1 ft (2.16 m), in hole 34L1267, which was the deepest intersection to date in the

Footwall Zones, and 1.52 opt (52.1 gpt) over 10.0 ft (3.05 m) in hole 34L1275.

Since the beginning of 2003 the vertical extent of the Footwall Zones has been increased by 500 ft (152 m). This success illustrates the potential for exploration of this target area to significantly increase the reserves and resources of the Footwall Zones. Future exploration will investigate whether the Footwall Zones have the same vertical continuity as the Hanging Wall Zones to the west, which currently extend to at least 7,360 ft (2,243 m).

SULPHIDE ZONE (SZ) Expanding Resources

Identifying Mineralization at Depth

Exploration of these targets is focused on two goals. First, defining and expanding areas of known resources in order to increase the reserve base of the SZ, and Second, exploring for new areas of mineralization in order to increase the resource base. The latest exploration results demonstrate we have continued to have success with both goals.

Depth Extensions of Previously Mined Ore

300 ft (91 m) beyond current resource limits
Up to 0.37 opt (12.6 gpt) over 31.7 ft (9.66 m)

Drilling within the currently defined resources confirmed continuity of the SZ with intersections including 0.37 opt (12.6 gpt) over 16.0 ft (4.88 m) in hole 34L1254.

Significant Sulphide Mineralization was encountered as far as 300 ft (91.44 m) outside the currently defined margins of these resources in three directions, above, below and to the west. Wide intersections as high as 0.37 opt (12.7 gpt) over 31.7 ft (9.66 m) were obtained in hole 34L1216. In addition, narrow high grade intersections were also encountered including 1.76 opt (60.3 gpt) over 1.6 ft (0.49 m) in hole 37L419.

The variation in grade and thickness of the Sulphide Mineralization intersected was consistent with that of the same mineralization previously extracted (1948 - 1996) from the upper levels of the mine, and illustrates the potential for the resource base of this mineralization to continue to grow in both the near and long terms.

Deepest intersection of Sulphide Mineralization ever - 7300 ft (2,225m) and 3,000 ft deeper than mined!

As part of the larger scale step-out exploration work, hole 34L1276 intersected the deepest occurrence of Sulphide Mineralization yet with 0.27 opt (9.3 gpt) over 9.0 ft (2.74 m) at a vertical depth of 7,300 ft (2,225 m). This is 1,300 ft (396 m) deeper than the current base of Sulphide Mineralization resources and 3000 ft (920 m) below previously mined sulphide zones. Together, these results suggests there is excellent potential to increase these resources over the long term.

Far East Zone

Continuity of Resources Confirmed
Up to 0.84 opt (28.7 gpt) over 6.0 ft (1.83 m)

Approximately 240,000 ounces of Sulphide Mineralization resources at a grade of 0.47 opt (16.1 gpt) have already been identified in the Far East Zone from the 16 Level to a depth of 3,100 ft (945 m). The latest results continue to better define the continuity of this mineralization with the goal of moving it into the reserve category. The latest results include intersections of up to 0.84 opt (28.7 gpt) over 6.0 ft (1.83 m) in hole 16L1243, which are consistent with mineralization previously encountered.

Drilling from the 26 and 34 Levels is directed towards identifying more significant extensions of Sulphide Mineralization. The deepest intersection obtained from this work was 0.13 opt (4.5 gpt) over 15.0 ft (4.57 m) in hole 34L1270 at a vertical depth of 6,460 ft (1,969 m). Sulphide Mineralization has now been identified in scattered intersections over vertical and lateral distances of, respectively, 5,000 ft (1,524 m) and 1,700 ft (518 m). Future work over the next 2-3 years will focus on establishing continuity of this mineralization and increasing the reserve and resource base.

MINE EXPANSION on Target

Construction of the new shaft at our Red Lake Mine is progressing well. The shaft collar has been sunk to 191 ft (58 m), the contractor is equipping the shaft sinking setup, and the headframe construction and hoist installation are underway. The shaft sinking will commence in January 2004, completion is scheduled to occur before the end of 2006.

This new shaft will go to a depth of 7150 ft (2180 m) and will allow annual gold production at the mine to increase to more than 700,000 ounces and reduce cash costs to $70 per ounce. The economics of this expansion project are very attractive with a 46% Internal Rate of Return (IRR) at a gold price of $350 per ounce and a US$: CDN$ exchange rate of 1.40.

QUALIFIED PERSON

These results have been prepared under the guidance of Gilles Filion, Eng. (OIQ), Vice President of Exploration, who is designated as a Qualified Person with the ability and authority to verify the authenticity and validity of this data. All samples were analyzed by either ALS Chemex Laboratories Ltd. of Mississauga, Ontario, TSL Laboratories of Saskatoon, Saskatchewan, or SGS XRAL Laboratories of Toronto Ontario.

Goldcorp's Red Lake Mine is the richest gold mine in the world. The Company is in excellent financial condition: has NO DEBT, a Large Treasury and Strong Cash Flow and Earnings. GOLDCORP is completely UNHEDGED and pays a dividend six times a year. Goldcorp's shares are listed on the New York and Toronto Stock Exchanges under the trading symbols of GG and G respectively and its options trade on the American Stock Exchange (AMEX), the Chicago Board of Options Exchange (CBOE) and the Pacific Stock Exchange (PCX) in the United States, and on the Montreal Exchange (MX) in Canada.

Gold is better than Money, Goldcorp is Gold!

For further information, please contact:

Chris Bradbrook	Corporate Office:
Vice President, Corporate Development	Goldcorp Inc.
Telephone: (416) 865-0326	145 King Street, West, Suite 2700
Facsimile: (416) 361-5741	Toronto, Ontario
	Canada	M5H 1J8

General enquiries: (800) 813-1412	Email:	info@goldcorp.com
(Canada and United States)	Website:	www.goldcorp.com